UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
BankUnited Financial Corporation
(Name of Issuer)
Class A Common Stock, $.01 par value
(Title of Class of Securities)
06652B103
(CUSIP Number)
October 30, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	06652B103	Page	2	of	9

1	NAMES OF REPORTING PERSONS Miguel B. Fernandez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		2,419,400(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,419,400(1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,419,400(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Consists of 993,300 shares owned by Miguel B. Fernandez as Trustee of the Miguel B. Fernandez Revocable Trust, dated 12/23/2002, as amended to date (the “Trust”) and 1,426,100 shares owned by MBF Family Investments, L.P. (the “Limited Partnership”). Mr. Fernandez holds sole investment and voting power over the shares held by the Trust in his capacity as Trustee and over the shares held by the Limited Partnership in his capacity as sole shareholder of MBF Holdings, Inc. (“MBF Holdings”), the general partner of the Limited Partnership.

CUSIP No.	06652B103	Page	3	of	9

1	NAMES OF REPORTING PERSONS Miguel B. Fernandez as Trustee of the Miguel B. Fernandez Revocable Trust, dated 12/23/2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	5	SOLE VOTING POWER

NUMBER OF		993,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		993,300

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	993,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	06652B103	Page	4	of	9

1	NAMES OF REPORTING PERSONS MBF Family Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	5	SOLE VOTING POWER

NUMBER OF		1,426,100

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,426,100

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,426,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	06652B103	Page	5	of	9

1	NAMES OF REPORTING PERSONS MBF Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	5	SOLE VOTING POWER

NUMBER OF		1,426,100(2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,426,100(2)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,426,100(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(2) Consists of 1,426,100 shares owned by the Limited Partnership of which MBF Holdings, Inc. holds sole investment and voting power in its capacity as general partner.

CUSIP No.	06652B103	Page	6	of	9

Item 1(a).	Name of Issuer: BankUnited Financial Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

255 Alhambra Circle Coral Gables, FL 33134

Item 2(a).	Name of Person Filing:

Miguel B. Fernandez Miguel B. Fernandez as Trustee of the Miguel B. Fernandez Revocable Trust, dated 12/23/2002 MBF Family Investments, L.P. MBF Holdings, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

121 Alhambra Plaza, Suite 1100 Coral Gables, Florida 33134

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Class A Common Stock, $.01 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 06652B103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.	06652B103	Page	7	of	9

Item 4.	Ownership.
(a)	Amount beneficially owned:

Miguel B. Fernandez	2,419,400
Miguel B. Fernandez as Trustee of the Miguel B. Fernandez Revocable Trust, dated 12/23/2002	993,300
MBF Family Investments, L.P.	1,426,100
MBF Holdings, Inc.	1,426,100
(b)	Percent of class:

Miguel B. Fernandez	6.9%
Miguel B. Fernandez as Trustee of the Miguel B. Fernandez Revocable Trust, dated 12/23/2003	2.8%
MBF Family Investments, L.P.	4.1%
MBF Holdings, Inc.	4.1%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

Miguel B. Fernandez	2,419,400
Miguel B. Fernandez as Trustee of the Miguel B. Fernandez Revocable Trust, dated 12/23/2003	993,300
MBF Family Investments, L.P.	1,426,100
MBF Holdings, Inc.	1,426,100
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of:

Miguel B. Fernandez	2,419,400
Miguel B. Fernandez as Trustee of the Miguel B. Fernandez Revocable Trust, dated 12/23/2003	993,300
MBF Family Investments, L.P.	1,426,100
MBF Holdings, Inc.	1,426,100
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

CUSIP No.	06652B103	Page	8	of	9

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2008	/s/ Miguel B. Fernandez
MIGUEL B. FERNANDEZ

MIGUEL B. FERNANDEZ REVOCABLE TRUST, DATED 12/23/2002
/s/ Miguel B. Fernandez
Miguel B. Fernandez, Trustee

MBF FAMILY INVESTMENTS, L.P.

MBF HOLDINGS, INC., its General Partner
By:	/s/ Miguel B. Fernandez
Miguel B. Fernandez, Vice President
and Sole Shareholder

MBF HOLDINGS, INC.
By:	/s/ Miguel B. Fernandez
Miguel B. Fernandez, Vice President
and Sole Shareholder

CUSIP No.	06652B103	Page	9	of	9

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Statement. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: October 30, 2008	/s/ Miguel B. Fernandez
MIGUEL B. FERNANDEZ

MIGUEL B. FERNANDEZ REVOCABLE TRUST DATED 12/23/2002
/s/ Miguel B. Fernandez
Miguel B. Fernandez, Trustee

MBF FAMILY INVESTMENTS, L.P.

MBF HOLDINGS, INC., its General Partner
By:	/s/ Miguel B. Fernandez
Miguel B. Fernandez, Vice President
and Sole Shareholder

MBF HOLDINGS, INC.
By:	/s/ Miguel B. Fernandez
Miguel B. Fernandez, Vice President
and Sole Shareholder